Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE FIRST EXTRAORDINARY

GENERAL MEETING 2021

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the first extraordinary general meeting 2021 (the “EGM” or “Meeting”) held on Thursday, 16 December 2021. All resolutions were duly passed.

VOTING RESULTS AT THE EGM

The EGM was held on Thursday, 16 December 2021 at 9:30 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the EGM, the total issued shares of the Company were 28,264,705,000. With respect to Resolution No. 4 proposed at the EGM, China Life Insurance (Group) Company holding a total of 19,323,530,000 shares of the Company, representing approximately 68.37% of the total issued shares of the Company, was required to abstain and had abstained from voting on such resolution, and the shares held by it were not counted towards the total number of shares entitling the shareholders to vote in respect of such resolution. As a result, independent shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued shares of the Company, were entitled to attend and vote on Resolution No. 4 at the EGM. With respect to other resolutions proposed at the EGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on such resolutions at the EGM. Save as disclosed above, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM.

Shareholders and authorized proxies holding a total of 21,501,054,516 voting shares of the Company, representing 76.070331% of the total voting shares of the Company, attended the EGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of laws and regulations including the Company Law of the People’s Republic of China ( 中華人民共 和國 公司 法》), the Rules for Shareholders’ Meetings of Listed Companies (《上市公司股東大會規則》), the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meetings of Listed Companies (《上海證券交易所上市公司股東大會網絡投票實施細則》 ) and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting		21
including:	number of holders of A Shares	20
	number of holders of H Shares	1
Total number of shares with voting rights		21,501,054,516
including:	total number of shares held by holders of A Shares	19,359,815,443
	total number of shares held by holders of H Shares	2,141,239,073
Percentage to the total number of shares with voting rights		76.070331%
including:	percentage of shares held by holders of A Shares	68.494667%
	percentage of shares held by holders of H Shares	7.575664%

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the holders of A Shares who attended the Meeting by way of online voting.

Executive Director Mr. Su Hengxuan was elected by the Board to chair the Meeting. Six out of the ten Directors of the Company attended the Meeting, while Chairman of the Board and Executive Director Mr. Wang Bin, Executive Director Ms. Huang Xiumei, Non-executive Directors Mr. Yuan Changqing and Mr. Wang Junhui were unable to attend due to the epidemic prevention and control. One out of the five Supervisors of the Company attended the Meeting, while Chairman of the Board of Supervisors Mr. Jia Yuzeng, Supervisors Mr. Niu Kailong, Mr. Cao Qingyang and Mr. Lai Jun were unable to attend due to the epidemic prevention and control. Certain members of the Senior Management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions
1	To consider and approve the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings	Holders of A Shares	19,358,027,578	99.990765	1,787,865	0.009235	0	0.000000	19,359,815,443
		Holders of H Shares	1,957,024,404	91.396819	183,780,484	8.582904	434,185	0.020277	2,141,239,073
		Total	21,315,051,982	99.134914	185,568,349	0.863067	434,185	0.002019	21,501,054,516

The resolution was duly passed as an ordinary resolution. The amendments to the Procedural Rules for the Shareholders’ General Meetings of the Company shall come into effect after the approval of the China Banking and Insurance Regulatory Commission is obtained.

2	To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings	Holders of A Shares	19,359,804,743	99.999945	10,600	0.000054	100	0.000001	19,359,815,443
		Holders of H Shares	2,140,153,873	99.949319	671,660	0.031368	413,540	0.019313	2,141,239,073
		Total	21,499,958,616	99.994903	682,260	0.003173	413,640	0.001924	21,501,054,516

The resolution was duly passed as an ordinary resolution. The amendments to the Procedural Rules for the Board of Directors’ Meetings of the Company shall come into effect after the approval of the China Banking and Insurance Regulatory Commission is obtained.

As a special resolution
3	To consider and approve the proposed amendments to the Articles of Association	Holders of A Shares	19,358,027,578	99.990765	1,787,765	0.009234	100	0.000001	19,359,815,443
		Holders of H Shares	1,956,984,489	91.394955	183,659,064	8.577233	595,520	0.027812	2,141,239,073
		Total	21,315,012,067	99.134729	185,446,829	0.862501	595,620	0.002770	21,501,054,516

The resolution was duly passed as a special resolution. The amendments to the Articles of Association of the Company shall come into effect after the approval of the China Banking and Insurance Regulatory Commission is obtained.

As a supplemental ordinary resolution
4	To consider and approve the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds proposed to be entered into between the Company and China Life Investment Management Company Limited, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2024 relating thereto	Holders of A Shares	36,021,043	99.271333	14,500	0.039961	249,900	0.688706	36,285,443
		Holders of H Shares	2,137,706,418	99.835018	450,890	0.021058	3,081,765	0.143924	2,141,239,073
		Total	2,173,727,461	99.825625	465,390	0.021373	3,331,665	0.153002	2,177,524,516
	The resolution was duly passed as an ordinary resolution.

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of holders of A Shares who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolution No. 4 proposed at the EGM as follows:

	For		Against		Abstain
Resolution	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As an ordinary resolution
4 To consider and approve the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds proposed to be entered into between the Company and China Life Investment Management Company Limited, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2024 relating thereto	36,021,043	99.271333	14,500	0.039961	249,900	0.688706

The full text of Resolutions No. 1 to No. 3 is set out in the circular and notice of the EGM dated 29 September 2021, and the full text of Resolution No. 4 is set out in the supplemental circular and supplemental notice of the EGM dated 30 November 2021.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal adviser, acted as scrutineers for the vote-taking at the EGM.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 16 December 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao

4